NATALIJA TUNEVIC

EMAIL: HEADOFFICE@FREE-COOK.COM

JULY 2, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Re: FreeCook Corporation

Registration Statement on Form S-1

Filed June 5, 2018

File No. 333-225433

Ladies and Gentlemen:

This letter sets forth the responses of FreeCook Corporation (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of June 28, 2018.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comments, the company informs the Staff that there have been none and will be no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications other than the prospectus which is the subject of this registration.

Cover Page

2. Please revise to disclose a valid telephone number. See Item 503(b) of Regulation S-K.

In response to the Staff’s comments, the company has revised to include direct phone line of Natalija Tunevic and the office hours when the director can be reached at the telephone number previously disclosed. The phone number previously disclosed is a valid number of the company’s executive office working Monday to Friday from 10:00am to 5:00pm EET (Lithuanian time).

Prospectus Summary, page 5

3. We note the disclosure that you are a “newly-developed web platform …” on page 5 and elsewhere in the filing. However, you indicate on page 16 that the website has not been developed and has yet to be launched. Please revise to clearly state, if true, that your website is not developed and is not active. If you do have a website, please disclose the website address. See Item 101(h)(4) of Regulation S-K.

In response to the Staff’s comments, the company has revised the disclosure. Since the incorporation, the company has purchased a domain name, created a unique design and established a web platform at https://free-cook.com. However, the management was not fully satisfied with the functionality of the final product and took a decision to temporarily take the platform down in order to fix the bugs and upgrade the website with new features. Currently, the director is negotiating future collaboration with web developers, and such other advancements of the website require additional financing. The funding is expected to be obtained through the sale of company’s shares in this offering. Additionally, FreeCook Corporation discloses some prospects of the design of its web platform.

Risk Factors

We are solely dependent upon the funds…., page 7

4. We note your disclosure that “Ms. Tunevic has no formal commitment, arrangement or legal obligation to advance or loan funds the Company.” However, you filed an interest-free loan agreement of $60,000 between Ms. Tunevic and FreeCook as Exhibit 10.1. Please clarify.

In response to the Staff’s comments, the company has revised the disclosure. Ms. Tunevic does indeed have a commitment to loan funds of $60,000 to the company for its further development. The loan agreement filed as Exhibit 10.1 bears no interest.

Plan of Operations

Website Development, page 16

5. We note your disclosure that you plan to spend one to six months developing the website. Also, we note the website design agreement filed as Exhibit 10.3 that states that the due date for the website design and development was May 3, 2018. Please disclose the status of the website development.

In response to the Staff’s comments, the company discloses that the company had signed an agreement with website developers (filed as Exhibit 10.3) who purchased a domain name for the business, created a unique design and established a web platform at https://free-cook.com. However, the management was not fully satisfied with the functionality of the final product and took a decision to temporarily take the platform down in order to fix the bugs and upgrade the website with new features. Currently, the director is negotiating future collaboration with web developers, and such other advancements of the website require additional financing. The funding is expected to be obtained through the sale of company’s shares in this offering. Additionally, FreeCook Corporation discloses some prospects of the design of its web platform.

Directors, Executive Officers, Promoter and Control Persons, page 20

6. Please clarify Ms. Tunevic’s principal occupation and employment during the past five years. See Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comments, the company discloses that over the past five years the director solely served as a Senior Social Worker.

Certain Relationships and Related Transactions, page 22

7. Please state the names of your promoters in this section. See Item 404(c)(1)(i) of Regulation S-K.

In response to the Staff’s comments, the company informs the Staff that there have been none and there are no promoters of the company, as defined in Item 404(c)(1)(i) of Regulation S-K, other than FreeCook’s director Natalija Tunevic.

Very Truly Yours,

Natalija Tunevic

Director of FreeCook